SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 1

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13-2(b)1

CDC Corporation

(Name of Issuer)

Class A Common Shares, par value $0.00025 per share

(Title of Class of Securities)

G2108N 10 9 (CUSIP Number)

May 20, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2108N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jayhawk China Fund (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 3,680,558 6. Shared Voting Power – None 7. Sole Dispositive Power – 3,680,558 8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,680,558
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.

Percent of Class Represented by Amount in Row (9)

3.3% (based on 110,893,180 Class A Common Shares of CDC Corporation outstanding as of December 31, 2004, as disclosed by CDC Corporation in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 29, 2005)

12.	Type of Reporting Person - CO

No Exhibit Index

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CUSIP No. G2108N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization : Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 3,680,558 6. Shared Voting Power – None 7. Sole Dispositive Power – 3,680,558 8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,680,558
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.

Percent of Class Represented by Amount in Row (9)

3.3% (based on 110,893,180 Class A Common Shares of CDC Corporation outstanding as of December 31, 2004, as disclosed by CDC Corporation in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 29, 2005)

12.	Type of Reporting Person – IA

No Exhibit Index

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CUSIP No. G2108N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kent C. McCarthy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization : United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 3,680,558 6. Shared Voting Power – None 7. Sole Dispositive Power. – 3,680,558 8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,680,558
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.

Percent of Class Represented by Amount in Row (9)

3.3% (based on 110,893,180 Class A Common Shares of CDC Corporation outstanding as of December 31, 2004, as disclosed by CDC Corporation in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 29, 2005)

12.	Type of Reporting Person – IN

No Exhibit Index

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CUSIP No. G2108N 10 9

Item 1.	(a)	Name of Issuer- CDC Corporation, a company organized under the laws of the Cayman Islands

	(b)	Address of Issuer’s Principal Executive Offices- 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

Item 2.	(a)	Name of Person Filing – (1) Jayhawk China Fund (Cayman), Ltd., a Cayman Islands exempted company; (2) Jayhawk Capital Management, L.L.C., a Delaware limited liability company; (3) Kent C. McCarthy

	(b)	Address of Principal Business Office or, if none, Residence- 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

	(c)	Citizenship – (1) Cayman Islands; (2) Delaware; (3) United States of America

	(d)	Title of Class of Securities- Class A Common Shares, par value $0.00025 per share (“Shares”)

	(e)	CUSIP Number- G2108N 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

This Amendment No. 1 to Schedule 13G amends the initial statement on Schedule 13G relating to the Class A Common Shares of CDC Corporation (formerly known as chinadotcom corporation), an entity formed under the laws of the Cayman Islands filed on April 29, 2005 by Jayhawk China Fund (Cayman), Ltd., Jayhawk Capital Management, L.L.C. and Kent C. McCarthy.

No Exhibit Index

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CUSIP No. G2108N 10 9

Item 4.	Ownership

	(a)	Jayhawk Capital Management, L.L.C. is the beneficial owner of 3,680,558 Shares of CDC Corporation, which are held by Jayhawk China Fund (Cayman), Ltd. Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd. Kent C. McCarthy is the manager of Jayhawk Capital Management, L.L.C. The reporting persons have, within the ordinary course of business, purchased securities of CDC Corporation. The reporting persons have not acquired securities in CDC Corporation with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The reporting persons have purchased, and intend to continue to purchase, shares on the open market at prevailing rates.

	(b)	Percent of class: 3.3% (based on 110,893,180 Class A Common Shares of CDC Corporation outstanding as of December 31, 2004, as disclosed by CDC Corporation in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 29, 2005)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote – 3,680,558

		(ii)	Shared power to vote or to direct the vote - None

		(iii)	Sole power to dispose or to direct the disposition of - 3,680,558

		(iv)	Shared power to dispose or to direct the disposition of – None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd. Kent C. McCarthy is the manager of Jayhawk Capital Management, L.L.C.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

No Exhibit Index

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CUSIP No. G2108N 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2005
Date

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy Managing Member of Jayhawk Capital Management, L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.

/s/ Kent Charles McCarthy
Kent Charles McCarthy

No Exhibit Index

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